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August 8, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:     Kathleen Collins
Edwin Kim
Evan Jacobson
Megan Akst

Re:    LinkedIn Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-35168

Ladies and Gentlemen:
We respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that LinkedIn Corporation (the “Company”) is in receipt of the Staff’s letter dated July 22, 2013 containing comments regarding the above-referenced filing. On July 31, 2013, the Company submitted a letter indicating that we would file a response no later than August 19, 2013. However, due to the unavailability of members of our senior management team and the time necessary to complete our response, the Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than August 30, 2013.
Please do not hesitate to call me at (650) 687-3600 if you have any questions or require additional information. I thank you in advance for your consideration.
Very truly yours,
LINKEDIN CORPORATION

/s/ ERIKA ROTTENBERG

Erika Rottenberg
Vice President, General Counsel and Secretary

cc: Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation

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